UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2022

Azul Reports Continued Strong Demand
Leading to Sequential Revenue Records
All-time record revenues of R$4.4 billion, up 61% year over year and 44% vs. 3Q19

São Paulo, November 10, 2022 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the third quarter of 2022 (“3Q22”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	Revenues reached an all-time record for the second consecutive quarter. Top-line revenues totaled R$4.4 billion in 3Q22, 44.4% above 3Q19 and 61.0% higher than 3Q21. This was the fourth consecutive quarter with net revenues above pre-pandemic levels.
▪	We also had record PRASK and RASK, up 42.1% and 34.8% respectively compared to 3Q21, even with a 22.4% growth in passenger traffic over a capacity increase of 19.5%. As a result, load factor in the quarter reached 81.8%, 1.9 percentage points higher year over year.
▪	Yield was also at record levels, reaching R$48.13 cents, an increase of 38.7% compared to 3Q21 and 36.5% versus 3Q19. Yield converted to dollars was also up versus 3Q19.
3Q22 Highlights¹	3Q22	3Q21	Change
Total operating revenues	4,376.8	2,717.8	61.0%
Operating income	403.8	136.3	267.5
Operating margin	9.2%	5.0%	+4.2 p.p.
EBITDA	925.1	485.6	439.5
EBITDA margin	21.1%	17.9%	+3.3 p.p.
ASKs (million)	10,349	8,661	19.5%
Average fare (R$)	558.3	374.0	49.3%
RASK (cents)	42.29	31.38	34.8%
PRASK (cents)	39.37	27.71	42.1%
Yield (cents)	48.13	34.70	38.7%
CASK (cents)	38.39	29.80	28.8%
CASK ex-fuel (cents)	20.02	19.65	1.9%
Fuel cost per liter	6.05	3.27	85.3%

¹ Operating results were adjusted in 3Q22 and 3Q21 for non-recurring items recorded under other expenses netting R$52.6 million and R$63.1 million respectively. Please refer to page 10 for additional details.

▪	EBITDA was R$ 925.1 million in the quarter, nearly double compared to 3Q21 and in line with 3Q19, even with a 138.2% increase in fuel prices, 32.1% devaluation of the currency and over 20% inflation in Brazil over the past three years. Operating income was R$ 403.8 million in the quarter.
▪	CASK in 3Q22 was 38.39 cents, up 28.8% compared to 3Q21, mainly due to the 85.3% increase in fuel prices and 7.2% inflation over the past twelve months. CASK ex-fuel was essentially flat versus 3Q21, driven by our fleet transformation, cost reduction initiatives, productivity gains and capacity increase. Compared to 3Q19, CASK ex-fuel converted to dollars dropped 11.7%.
▪	Productivity measured in ASKs per FTE increased 8.2% versus 3Q21 and fuel consumption per ASK dropped 2.4% in the same period as a result of the higher number of fuel-efficient aircraft in our fleet.
▪	Immediate liquidity was R$3.4 billion, R$297.4 million higher compared to the same period in 2019. In the quarter, operational cash inflows surpassed outflows by over R$1.4 billion and we continued our deleveraging process with R$1.4 billion in current and deferred leases payments and debt amortizations.
▪	Leverage decreased 0.6x in the quarter from 6.3x to 5.7x, beating our guidance of leverage below 6x one quarter ahead of schedule.
▪	According to Cirium, in the months of March, July and August 2022, Azul was the most on-time airline in the world. We were also among the most on-time airlines in the world in the other months of 2022. Azul was also recognized by SKYTRAX as the best regional airline in South America and by ANAC as the airline with the highest customer satisfaction index in Brazil.

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Third Quarter Results 2022

Management Comments

Once again, I would like to start by thanking our more than 13 thousand Crewmembers, who continue to run an incredible operation and deliver exceptional customer service. Through their dedication and passion, we maintained our position as one of the most on-time airlines in the world. Also, our customer satisfaction score hit another record in October, and we were again recognized by ANAC as the airline with the highest customer satisfaction index. This is a remarkable achievement, especially considering we serve more daily flights and triple the destinations as our competitors in Brazil.

For the quarter, revenues were again at an all-time record, reaching R$4.4 billion, up 44% versus the same period in 2019 on 6.5% higher capacity and a load factor of 82%. This performance was a direct result of the strong demand environment, which we expect to continue given the positive trends for economic activity and employment in Brazil. Also, Brazilians seem to be benefiting from more flexible work arrangements, enabling a higher number of leisure trips. Leisure demand has been higher than 2019 levels for 14 consecutive months, demonstrating endurance and complementing the continued recovery in corporate demand. Corporate fares are at 150% of pre-pandemic levels, while traffic has recovered to 80%.

EBITDA in the quarter reached over R$925 million, in line with 3Q19 even with a 138% increase in fuel prices, 32% devaluation of the currency and over 20% inflation in Brazil over the past three years. This clearly demonstrates the sustainable advantages and earnings power of our business model, with our unique network, flexible fleet, and reduced cost structure.

Azul has the most fuel-efficient and environmentally-friendly fleet in the region, with 70% of our ASKs flown by next-generation aircraft. In 3Q22, fuel consumption per ASK was down 8% versus the same period in the 2019, reinforcing our environmental commitment and our ability to grow sustainably and profitably. Compared to our peers, Azul flies the most efficient aircraft over the shortest stage length and charging the highest average fares. We have made significant progress in accelerating our fleet transformation, recently announcing the exit of an additional 12 Embraer E-195 E1s from our passenger operating fleet between now and the end of 2023.

Our fast-growing, high-margin businesses also contributed to expand our industry-leading margins. Our loyalty program TudoAzul ended the quarter with 15 million members and gross billings 82% above 3Q19. Azul Viagens continued its outstanding performance, benefiting from the positive trend in leisure travel, and is on track to more than double bookings compared to 2019. Azul Cargo also doubled compared to 3Q19, driven by strong demand for our end-to-end logistics solutions and our unique network, with delivery to over 2,500 cities in under 48 hours.

Our immediate liquidity continues strong, totaling R$3.4 billion, R$297 million higher than the same period in 2019. Our leverage was 5.7x in 3Q22, beating our guidance of leverage below 6x one quarter ahead of schedule. We have exited the pandemic with operations generating billions of reais in cash flow, in addition to our variety of valuable unencumbered assets such as our business units and our TAP Bond.

Finally, I could not be prouder of the entire Azul team and all the good we are doing. We now count more than 4,300 Crewmembers registered as volunteers, doing incredible work to help their neighbors and communities. In October, as we do every year, we conducted our breast cancer awareness campaign, the largest in our history, impacting more than seven million customers. Also, our service to more than 150 destinations across Brazil creates opportunities and sustainable economic development all over the country.

Looking forward, we expect the strong demand trends we saw this quarter to persist, allowing us to overcome fuel price pressures and continue expanding margins and generating cash. We would like to thank all of our stakeholders for their continued support and are excited about all the great opportunities ahead of us.

John Rodgerson, CEO of Azul S.A.

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Third Quarter Results 2022

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	3Q22	3Q21	% Δ
Operating Revenues
Passenger revenues	4,074.2	2,400.2	69.7%
Cargo revenues and other	302.6	317.6	-4.7%
Total operating revenues	4,376.8	2,717.8	61.0%
Operating Expenses
Aircraft fuel	1,900.7	879.2	116.2%
Salaries and benefits	553.7	445.5	24.3%
Depreciation and amortization	521.3	349.3	49.2%
Airport fees	237.9	188.5	26.2%
Traffic and customer servicing	169.6	104.4	62.5%
Sales and marketing	196.9	86.5	127.5%
Maintenance and repairs	123.9	144.0	-14.0%
Other	269.1	384.0	-29.9%
Total Operating Expenses	3,973.0	2,581.5	53.9%
Operating Result	403.8	136.3	196.2%
Operating margin	9.2%	5.0%	+4.2 p.p.
EBITDA	925.1	485.6	90.5%
EBITDA margin	21.1%	17.9%	+3.3 p.p.
Financial Result²
Financial income	100.2	33.6	198.7%
Financial expense	(1,271.1)	(935.7)	35.8%
Derivative financial instruments, net	(150.0)	7.3	n.a.
Foreign currency exchange, net	(727.9)	(1,485.1)	-51.0%
Result Before Income Taxes²	(1,645.0)	(2,243.7)	-26.7%
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result²	(1,645.0)	(2,243.7)	-26.7%
Net margin	-37.6%	-82.6%	+45.0 p.p.
Adjusted Net Result (loss)³	(527.3)	(766.2)	-31.2%
Adjusted net margin³	-12.0%	-28.2%	+16.1 p.p.
Fully diluted shares	420.4	405.9	3.6%
Diluted EPS	(3.91)	(5.53)	-29.2%
Diluted EPS (US$)	(0.75)	(1.06)	-29.5%
Diluted EPADR (US$)	(2.24)	(3.17)	-29.5%
Adjusted EPS³	(1.25)	(1.89)	-33.5%
Adjusted EPS³ (US$)	(0.24)	(0.36)	-33.8%
Adjusted EPADR (US$)³	(0.72)	(1.08)	-33.8%

¹ Operating results were adjusted in 3Q22 and 3Q21 for non-recurring items recorded under other expenses netting R$52.6 million and R$63.1 million respectively. Please refer to page 10 for additional details.

² Financial results adjusted for convertible debenture expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

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Third Quarter Results 2022

Operating Data	3Q22	3Q21	% Δ
ASK (million)	10,349	8,661	19.5%
Domestic	8,560	8,087	5.8%
International	1,789	574	211.5%
RPK (million)	8,465	6,917	22.4%
Domestic	6,883	6,516	5.6%
International	1,582	401	294.8%
Load factor (%)	81.8%	79.9%	+1.9 p.p.
Domestic	80.4%	80.6%	-0.2 p.p.
International	88.5%	69.8%	+18.7 p.p.
Average fare (R$)	558.3	374.0	49.3%
Passengers (thousands)	7,298	6,418	13.7%
Block hours	135,182	111,565	21.2%
Aircraft utilization (hours per day)	9.6	9.6	0.1%
Departures	79,694	66,563	19.7%
Average stage length (km)	1,102	1,065	3.5%
End of period operating passenger aircraft	168	160	5.0%
Fuel consumption (thousands of liters)	314,129	269,256	16.7%
Fuel consumption per ASK	30.4	31.1	-2.4%
Full-time-equivalent employees	13,215	11,968	10.4%
End of period FTE per aircraft	79	75	5.2%
Yield (cents)	48.13	34.70	38.7%
RASK (cents)	42.29	31.38	34.8%
PRASK (cents)	39.37	27.71	42.1%
CASK (cents)	38.39	29.80	28.8%
CASK ex-fuel (cents)	20.02	19.65	1.9%
Fuel cost per liter	6.05	3.27	85.3%
Break-even load factor (%)	74.3%	75.9%	-1.6 p.p.
Average exchange rate	5.25	5.23	0.4%
End of period exchange rate	5.41	5.44	-0.6%
Inflation (IPCA/LTM)	7.17%	10.25%	-3.1 p.p.
WTI (average per barrel, US$)	88.95	70.52	26.1%
Heating oil (US$)	354.75	213.26	66.3%

Operating Revenues

In 3Q22, Azul had once again all-time record operating revenues, reaching R$4.4 billion compared to R$2.7 billion in the same period last year, an increase of 61.0% or up 44.4% compared to 3Q19.

Passenger revenue also reached an all-time record, increasing 69.7% on 19.5% higher capacity compared to the same period last year. Compared to 3Q19, passenger revenues were up 41.1%, even with corporate traffic not yet fully recovered.

PRASK also reached record levels, increasing 42.1% compared to 3Q21 and 32.4% compared to 3Q19, enabled by our rational capacity deployment and the sustainable competitive advantages of our business model, which allowed us to continue raising fares to offset record-high fuel prices.

In 3Q22, cargo revenues and other totaled R$302.6 million, more than double compared to 3Q19 and in line with 3Q21, driven by strong domestic demand for our logistics solutions and our exclusive network. Domestic cargo revenues grew 21.7% year over year. This was partially offset by the reduction in international cargo capacity, as we redeployed widebody aircraft to international destinations to take advantage of the faster than expected recovery in international travel.

Total RASK also reached record levels, increasing 34.8% and 35.5% compared to 3Q21 and 3Q19 respectively.

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Third Quarter Results 2022

R$ cents¹	3Q22	3Q21	% Δ
Operating revenues per ASK
Passenger revenues	39.37	27.71	42.1%
Cargo revenues and other	2.92	3.67	-20.3%
Operating revenues (RASK)	42.29	31.38	34.8%
Operating expenses per ASK¹
Aircraft fuel	18.37	10.15	80.9%
Salaries and benefits	5.35	5.14	4.0%
Depreciation and amortization	5.04	4.03	24.9%
Airport fees	2.30	2.18	5.6%
Traffic and customer servicing	1.64	1.21	36.0%
Sales and marketing	1.90	1.00	90.4%
Maintenance and repairs	1.20	1.66	-28.0%
Other operating expenses	2.60	4.43	-41.4%
Total operating expenses (CASK)	38.39	29.80	28.8%
Operating income per ASK (RASK/CASK)	3.90	1.57	147.9%

¹ Other operating expenses were adjusted for non-recurring items.

Operating Expenses

In 3Q22, Azul recorded operating expenses of R$4.0 billion compared to R$2.6 billion in 3Q21, representing an increase of 53.9% mainly driven by an 85.3% increase in fuel prices in addition to our capacity increase of 19.5%, partially offset by lower fuel burn, higher employee productivity and cost reduction initiatives. Compared to 3Q21, productivity measured in ASKs per FTE increased 8.2% and fuel burn per ASK reduced 2.4% as a result of our more efficient operations and next-generation fleet.

Compared to 3Q19, total operating expenses increased 60.2%, mostly driven by a 138.2% increase in fuel prices, 32.1% currency depreciation and over 20% inflation in Brazil, partially offset by higher productivity and cost reduction initiatives. Compared to 3Q19, fuel burn per ASK reduced by 7.7%.

The breakdown of our main operating expenses compared to 3Q21 is as follows:

▪	Aircraft fuel totaled R$1,900.7 million, mostly due to an 85.3% increase in fuel price per liter and a 19.5% increase in total capacity, partially offset by the reduction in fuel consumption as a result of our more efficient next-generation fleet.
▪	Salaries and benefits increased 24.3% to R$553.7 million, driven by our capacity increase of 19.5% and a 7.9% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2022, partially offset by higher employee productivity.
▪	Depreciation and amortization increased 49.2% or R$ 172.0 million, driven by the increase in the size of our fleet compared to 3Q21 and the change in our redelivery cost provisioning policy.
▪	Airport fees increased 26.2% or R$ 49.4 million, mostly due to the 21.2% increase in block hours and 19.7% increase in departures, in addition to the 7.2% inflation over the last 12 months.
▪	Traffic and customer servicing increased to R$169.6 million, primarily due to the 13.7% increase in passengers, 19.7% increase in the number of departures, the resumption of Azul’s renowned onboard service after a two-year suspension due to the pandemic and the inflation in the period.
▪	Sales and marketing increased to R$196.9 million, mostly driven by the 69.7% growth in passenger revenues leading to an increase in credit card fees and commissions and the acceleration in demand for international flights, which have higher distribution costs.
▪	Maintenance and repairs decreased 14.0% or R$20.1 million compared to 3Q21, mostly due to lower number of maintenance events in the quarter, a higher share of maintenance checks performed in-house and cost savings from the renegotiation of our engine maintenance agreements.

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Third Quarter Results 2022

▪	Other decreased 29.9% or R$115.0 million, driven by the reduction on our international logistics operation which drive higher cargo expenses, and lower claims in the period as a result of our better operation.

Non-Operating Results

Net financial results (R$ million)¹	3Q22	3Q21	% Δ
Net financial expense	(1,170.8)	(902.2)	29.8%
Derivative financial instruments, net	(150.0)	7.3	n.a.
Foreign currency exchange, net	(727.9)	(1,485.1)	-51.0%
Net financial results	(2,048.8)	(2,380.0)	-13.9%

¹ Excludes convertible debentures expenses.

Net financial expenses were R$1,170.8 million in the quarter, mainly from the R$660.0 million interest recognized on leases and the increase in the Brazilian risk-free rate to an annual average of 13.7% in 3Q22.

Derivative financial instruments resulted in a net loss of R$150.0 million in 3Q22 mostly due to a fuel hedge loss recorded during the period. As of September 30, 2022, Azul has hedged 14.1% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$727.9 million in 3Q22 due to the 3.2% end of period depreciation of the Brazilian real against US dollar in the quarter, resulting in an increase in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$3.4 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments, R$297 million higher than the same period in 2019 even after paying R$2.0 billion in leases, loans, deferral repayments, maintenance reserves, deposits, interest and capital expenses. This immediate liquidity represented 22.1% of our last twelve months’ revenue.

Total liquidity including deposits, maintenance reserves, long-term investments and receivables was R$6.6 billion as of September 30, 2022. This does not include spare parts or other unencumbered assets such as TudoAzul, Azul Cargo and Azul Viagens.

Accounts receivable increased 36.6% or R$606.8 million compared to June 30, 2022, mostly due to the encouraging booking trends and a reduction in our factoring of credit card receivables enabled by our solid cash balance. In Brazil, credit card receivables are mainly related to tickets that have already been flown and bear no cardholder credit risk. Therefore, there are no holdbacks, and receivables are easy to advance as needed by paying a spread above the risk-free rate.

Liquidity (R$ million)	3Q22	2Q22	% Δ
Cash, cash equivalents and short-term investments	1,104.0	2,034.5	-45.7%
Accounts receivable	2,265.4	1,658.6	36.6%
Immediate liquidity	3,369.4	3,693.1	-8.8%
Cash as % of LTM revenues	22.1%	27.2%	-5.1 p.p.
Long-term investments and receivables	811.2	847.5	-4.3%
Security deposits and maintenance reserves	2,454.1	2,192.3	11.9%
Total Liquidity	6,634.6	6,732.9	-1.5%

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Third Quarter Results 2022

We have no significant debt repayments in the next two years and no restricted cash. The chart below converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of 5.41:

¹ Excludes convertible debentures.

Gross debt increased 1.8% or R$380.9 million compared to June 30, 2022, mostly due to the 3.2% end of period depreciation of the Brazilian real, offset by the continued deleveraging process with R$1.4 billion in payments of loans and leases.

Azul’s leverage ratio measured as net debt to LTM EBITDA decreased 0.6x in the quarter, from 6.3x to 5.7x, and fell 15x year over year. We have the lowest leverage among our peers, even under different methodologies such as using 7x rent to capitalize leases. We are confident in our ability to continue reducing leverage organically and are pleased to have reached our guidance of leverage below 6x one quarter ahead of schedule.

Loans and financing (R$ million)¹	3Q22	2Q22	% Δ	4Q21	% Δ
Operating lease liabilities	13,610.6	13,023.1	4.5%	13,796.5	-1.3%
Finance lease liabilities	763.1	926.4	-17.6%	1,094.1	-30.3%
Other aircraft loans and financing	902.6	1,108.4	-18.6%	1,205.9	-25.1%
Loans and financing	6,831.1	6,668.6	2.4%	6,939.8	-1.6%
% of non-aircraft debt in local currency	20%	22%	-2.0 p.p.	20%	-0.2 p.p.
% of total debt in local currency	7%	7%	-0.8 p.p.	7%	-0.1 p.p.
Gross debt	22,107.4	21,726.5	1.8%	23,036.3	-4.0%

¹ Considers the effect of hedges on debt. Excludes convertible debentures expenses.

As of September 30, 2022, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.5 years, with an average interest rate of 8.7%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 5% and 6.6%, respectively.

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Third Quarter Results 2022

The table below presents additional information related to our leases. This includes current and deferred lease repayments:

Lease payments (R$ million)	3Q22	2Q22	% Δ	9M22
Operating leases
Payments made	728.6	721.6	1.0%	2,389.9
Weighted average remaining lease term	7.5	7.7	-2.2%	7.5
Finance leases
Payments made	185.3	55.8	232.2%	301.6
Weighted average remaining lease term	5.8	5.2	11.9%	5.8

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	3Q22	2Q22	% Δ	4Q21	% Δ
Cash¹	4,180.6	4,540.6	-7.9%	5,254.0	-20.4%
Gross debt²	22,107.4	21,726.5	1.8%	23,036.3	-4.0%
Net debt	17,926.8	17,185.9	4.3%	17,782.3	0.8%
Net debt / EBITDA (LTM)	5.7	6.3	-10.2%	11.2	-49.2%

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible debentures.

Fleet and Capital Expenditures

As of September 30, 2022, Azul had a passenger operating fleet of 168 aircraft and a passenger contractual fleet of 182 aircraft, with an average aircraft age of 7.0 years excluding Cessna aircraft. At the end of 3Q22, the 14 aircraft not included in our operating passenger fleet consisted of 5 ATRs subleased to TAP, 3 Embraer E1s subleased to Breeze, 4 Embraer E1s in the processing of exiting the fleet, 1 airbus A330neo and 1 airbus A350 in the process of entering service.

Azul ended 3Q22 with approximately 70% of its capacity coming from next-generation aircraft, far higher than any competitor in the region.

Passenger Contractual Fleet¹	3Q22	2Q22	% Δ	3Q21	% Δ
Airbus widebody	13	12	8.3%	12	8.3%
Airbus narrowbody	50	50	-	47	6.4%
Embraer E2	9	9	-	9	-
Embraer E1	50	50	-	56	-10.7%
ATR	39	39	-	39	-
Cessna	21	19	10.5%	16	31.3%
Total¹	182	179	1.7%	179	1.7%
Aircraft under operating leases	159	153	3.9%	151	5.3%

¹ Includes 8 subleased aircraft.

Passenger Operating Fleet	3Q22	2Q22	% Δ	3Q21	% Δ
Airbus widebody	11	11	-	11	-
Airbus narrowbody	50	50	-	47	6.4%
Embraer E2	9	9	-	9	-
Embraer E1	43	45	-4.4%	47	-8.5%
ATR	34	33	3.0%	33	3.0%
Cessna	21	19	10.5%	13	61.5%
Total	168	167	0.6%	160	5.0%

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Third Quarter Results 2022

Capex

Capital expenditures totaled R$297.6 million in 3Q22, mostly due to the capitalization of engine overhaul events and the acquisition of spare parts in the quarter.

(R$ million)	3Q22	2Q22	% Δ	9M22
Aircraft and maintenance and checks	194.6	261.3	-25.5%	640.0
Intangible assets	60.7	30.1	101.8%	133.5
Other	42.3	11.9	257.1%	54.2
CAPEX¹	297.6	303.2	-1.8%	827.8

¹ Excludes aircraft purchased to sell

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	3Q22	2Q22	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,140	1,151	-1%
Total fuel consumed (GJ x 1000)	11,800	11,211	5%
Fleet
Average age of operating fleet¹	7.0	7.1	-1%
Social
Labor Relations
Employee gender: male	59%	60%	-1 p.p.
Employee gender: female	41%	40%	1 p.p.
Employee monthly turnover	1%	1%	-
% of employee covered under collective bargaining agreements	100%	100%	-
Volunteers	4,376	3,279	33%
Governance
Management
Independent directors	91%	91%	-
Percent of Board members that are women	9%	9%	-
Board of Directors' average age	60	60	-
Director meeting attendance	100%	100%	-
Board size	11	11	-
Participation of women in leadership positions	40%	40%	-

¹ Excludes Cessna aircraft

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Third Quarter Results 2022

Non-Recurring Items Reconciliation

Our results include the impacts of charges that are deemed non-recurring items and should not be considered to compare to prior periods as well as future periods.

In 3Q22, our operating results were adjusted for non-recurring items totaling a net expense of R$52.6 million, related to a gain from the partial impairment reversal of R$346.1 million of 6 Embraer E-195 E1s, which will exit our passenger operating fleet as part of the acceleration in our fleet transformation plan, partially offset by other aircraft-related items of R$398.7 million. These include a fee related to the successful renegotiation of our E1 fleet engine maintenance agreement, which removed the obligation for full overhaul on our CF34-10E engines and will allow us to reduce engine maintenance expenses by up to 50%.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

3Q22 Non-recurring adjustments	As recorded	Adjustments	Adjusted
Operating revenue	4,376.8	-	4,376.8
Operating expenses	4,025.6	(52.6)	3,973.0
Other expenses	322	(52.6)	269.1
Operating income	351.2	52.6	403.8
Operating Margin	8.0%	+1.2 p.p.	9.2%
EBITDA	872.5	52.6	925.1
EBITDA Margin	19.9%	+1.2 p.p.	21.1%

10

Third Quarter Results 2022

Conference Call Details

Thursday, November 10th, 2022

10:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 253 215-8782

Brazil: +55 11 4632 2236 or +55 21 3958-7888

Code: 850 9889 9228

Webcast: http://www.voeazul.com.br/ir

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more than 150 destinations. With a passenger operating fleet of more than 160 aircraft and more than 13,000 Crewmembers, Azul has a network of more than 300 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

11

Third Quarter Results 2022

Balance Sheet – IFRS

(R$ million)	September 30, 2022	June 30, 2022	December 31, 2021
Assets	18,318.9	18,529.6	18,533.5
Current assets	5,129.4	5,719.8	5,846.3
Cash and cash equivalents	1,103.7	2,033.6	3,073.8
Short-term investments	0.2	0.9	1.4
Accounts receivable	2,170.6	1,561.4	997.9
Aircraft sublease	94.9	97.2	76.2
Inventories	678.5	658.2	571.9
Security deposits and maintenance reserves	460.2	438.8	410.9
Taxes recoverable	207.7	159.1	109.7
Derivative financial instruments	75.8	357.5	83.2
Prepaid expenses	195.0	224.4	244.4
Other current assets	142.8	188.6	276.9
Non-current assets	13,189.5	12,809.7	12,687.1
Long-term investments	691.0	701.9	906.7
Sublease receivables	120.1	145.5	198.0
Security deposits and maintenance reserves	1,993.8	1,753.5	1,553.5
Derivative financial instruments	147.7	186.0	270.6
Prepaid expenses	281.7	390.6	313.4
Other non-current assets	27.1	32.7	126.1
Right of use assets – leased aircraft and other assets	5,833.9	5,468.5	5,508.9
Right of use assets – maintenance of leased aircraft	760.0	787.5	490.7
Property and equipment	1,936.8	1,970.4	1,961.2
Intangible assets	1,397.3	1,373.1	1,358.0
Liabilities and equity	18,318.9	18,529.6	18,533.5
Current liabilities	14,857.6	13,569.4	11,710.2
Loans and financing	1,316.2	1,272.3	1,023.4
Leases	3,767.8	3,463.5	3,497.7
Accounts payable	1,924.3	1,722.7	1,530.5
Factoring	728.9	660.1	3.7
Air traffic liability	4,250.5	3,981.1	3,063.8
Reimbursement to clients	36.9	48.7	173.7
Salaries and benefits	531.7	456.3	459.7
Insurance payable	12.4	33.1	92.8
Taxes payable	126.0	103.1	150.1
Derivative financial instruments	160.1	65.9	77.5
Provisions	991.5	991.3	977.1
Airport Fees	751.9	686.9	506.3
Other	259.3	84.2	154.0
Non-current liabilities	23,591.8	23,077.0	25,156.2
Loans and financing	8,184.2	7,954.1	8,995.3
Leases	10,605.9	10,486.0	11,392.9
Accounts payable	428.9	512.2	342.2
Derivative financial instruments	105.5	129.9	209.5
Provision	2,712.2	2,378.3	2,522.5
Airport fees	495.0	480.5	472.4
Other non-current liabilities	1,060.0	1,136.1	1,221.4
Equity	(20,130.5)	(18,116.8)	(18,333.0)
Issued capital	2,313.9	2,313.9	2,290.9
Advance for future capital increase	0.0	0.1	0.1
Capital reserve	1,945.4	1,954.1	1,946.5
Treasury shares	(2.9)	(12.9)	(12.0)
Accumulated other comprehensive result	5.8	5.8	5.8
Accumulated losses	(24,392.7)	(22,377.7)	(22,564.3)

12

Third Quarter Results 2022

Cash Flow Statement – IFRS

(R$ million)	3Q22	3Q21	% Δ	9M22	9M21	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(2,015.0)	(2,196.3)	-8.3%	(1,828.4)	(3,820.9)	-52.1%
Total non-cash adjustments
Depreciation and amortization	521.3	349.3	49.2%	1,521.5	1,042.3	46.0%
Unrealized derivatives	366.5	(263.2)	n.a.	(532.1)	(307.8)	72.9%
Exchange gain and (losses) in foreign currency	713.8	1,625.6	-56.1%	(623.4)	935.3	n.a.
Interest on assets and liabilities, net	1,092.1	859.4	27.1%	3,088.1	2,460.6	25.5%
Provisions	130.2	(30.3)	n.a.	240.2	(18.4)	n.a.
Result of lease agreements modification	(46.1)	(0.7)	6522.8%	(63.6)	(17.8)	256.8%
Other	(324.0)	(3.4)	9372.8%	(329.2)	(95.1)	246.2%
Changes in operating assets and liabilities
Trade and other receivables	(657.5)	(441.9)	48.8%	(1,278.3)	(689.1)	85.5%
Sublease receivables	12.9	18.7	-30.9%	41.0	36.4	12.4%
Security deposits and maintenance reserves	(182.7)	(109.7)	66.5%	(418.2)	(299.4)	39.7%
Prepaid expenses	(65.4)	(19.6)	233.7%	(195.4)	(34.2)	471.3%
Other assets	(82.8)	(221.7)	-62.6%	(166.4)	(307.9)	-46.0%
Derivatives	239.7	(0.3)	n.a.	450.5	(14.9)	n.a.
Accounts payable	(59.0)	(116.7)	-49.5%	527.5	40.9	1188.9%
Salaries and benefits	43.2	34.8	24.1%	89.2	184.3	-51.6%
Air traffic liability	252.6	475.8	-46.9%	1,040.8	539.9	92.8%
Contingencies	(47.3)	(42.4)	11.6%	(131.3)	(108.0)	21.5%
Other liabilities	368.9	118.6	211.0%	372.2	133.3	179.3%
Interest paid	(201.2)	(105.7)	90.3%	(881.4)	(307.3)	186.8%
Net cash used by operating activities	60.1	(69.8)	n.a.	923.1	(647.9)	n.a.

Cash flows from investing activities
Short-term investment	0.7	(0.1)	n.a.	1.2	90.9	-98.6%
Cash received on sale of property and equipment	317.6	-		317.6	-	n.a.
Sales and leaseback	321.3	-	n.a.	321.3	21.3	1411.4%
Acquisition of subsidiary, net of cash acquired	-	-	n.a.	(30.3)	(20.0)	51.6%
Acquisition of intangible	(60.7)	(48.2)	26.0%	(133.5)	(116.1)	15.0%
Acquisition of property and equipment	(433.4)	(94.8)	357.1%	(890.7)	(376.7)	136.4%
Net cash generated (used in) investing activities	145.4	(143.1)	n.a.	(414.4)	(400.7)	3.4%

Cash flows from financing activities
Loans and financing
Proceeds	-	57.7	n.a.	187.7	3,066.6	-93.9%
Repayment	(417.1)	(107.1)	289.4%	(582.7)	(402.4)	44.8%
Lease repayment	(741.0)	(634.5)	16.8%	(2,120.9)	(1,214.8)	74.6%
Capital increase	0.0	0.5	-96.8%	22.9	23.9	-3.9%
Treasury shares	-	(6.6)	n.a.	(0.9)	(10.8)	-91.5%

Net cash generated (used) in financing activities	(1,158.1)	(690.0)	67.8%	(2,493.9)	1,462.4	n.a.

Exchange gain (loss) on cash and cash equivalents	22.6	197.1	-88.5%	15.2	154.6	-90.2%

Net decrease in cash and cash equivalents	(929.9)	(705.8)	31.8%	(1,970.1)	568.5	n.a.

Cash and cash equivalents at the beginning of the period	2,033.6	4,339.1	-53.1%	3,073.8	3,064.8	0.3%

Cash and cash equivalents at the end of the period	1,103.7	3,633.3	-69.6%	1,103.7	3,633.3	-69.6%

13

Third Quarter Results 2022

Appendix

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	9M22	9M21	% ∆
Operating Revenues
Passenger revenues	10,475.6	5,415.3	93.4%
Cargo revenues and other	1,019.0	830.7	22.7%
Total operating revenues	11,494.6	6,246.0	84.0%
Operating Expenses
Aircraft fuel	4,787.8	2,086.3	129.5%
Salaries and benefits	1,439.4	1,281.2	12.3%
Depreciation and amortization	1,521.5	1,042.3	46.0%
Airport fees	660.7	476.6	38.6%
Traffic and customer servicing	453.4	271.1	67.3%
Sales and marketing	481.6	247.0	95.0%
Maintenance and repairs	439.4	379.3	15.8%
Other	1,100.0	940.2	17.0%
Total Operating Expenses	10,883.7	6,723.9	61.9%
Operating Result	611.0	(477.9)	n.a.
Operating margin	5.3%	-7.7%	n.a.
EBITDA	2,132.4	564.4	277.8%
EBITDA margin	18.6%	9.0%	+9.5 p.p.
Financial Result²
Financial income	191.2	89.4	113.9%
Financial expense	(3,309.8)	(2,622.1)	26.2%
Derivative financial instruments, net	341.7	20.7	1553.2%
Foreign currency exchange, net	555.1	(832.1)	n.a.
Result Before Income Taxes²	(1,610.8)	(3,822.0)	-57.9%
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net Result²	(1,610.8)	(3,822.0)	-57.9%
Net margin	-14.0%	-61.2%	+47.2 p.p.
Adjusted Net Result ³	(2,057.1)	(3,025.6)	-32.0%
Adjusted net margin³	-17.9%	-48.4%	+30.5 p.p.
Fully diluted shares	420.4	405.9	3.6%
Diluted EPS	(3.83)	(9.42)	-59.3%
Diluted EPS (US$)	(0.75)	(1.77)	-57.7%
Diluted EPADR (US$)	(2.24)	(5.30)	-57.7%
Adjusted EPS³	(4.89)	(7.45)	-34.3%
Adjusted EPS³ (US$)	(0.95)	(1.40)	-31.8%
Adjusted EPADR (US$)³	(2.86)	(4.19)	-31.8%

¹ Operating results were adjusted for non-recurring items.

² Financial results adjusted for convertible debentures expenses.

³ Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

14

Third Quarter Results 2022

Operating Data	9M22	9M21	% Δ
ASK (million)	29,154	21,935	32.9%
Domestic	25,156	20,646	21.8%
International	3,998	1,289	210.1%
RPK (million)	23,419	17,078	37.1%
Domestic	19,991	16,266	22.9%
International	3,428	813	321.8%
Load factor (%)	80.3%	77.9%	+2.5 p.p.
Domestic	79.5%	78.8%	+0.7 p.p.
International	85.7%	63.0%	+22.7 p.p.
Average fare (R$)	511.3	335.2	52.5%
Passengers (thousands)	20,487	16,153	26.8%
Block hours	382,139	286,327	33.5%
Aircraft utilization (hours per day)	9.1	7.4	23.2%
Departures	224,894	172,034	30.7%
Average stage length (km)	1,102	1,052	4.8%
End of period operating passenger aircraft	168	160	5.0%
Fuel consumption (thousands of liters)	892,185	683,570	30.5%
Fuel consumption per ASK	30.6	31.2	-1.8%
Full-time-equivalent employees	13,215	11,968	10.4%
End of period FTE per aircraft	79	75	5.2%
Yield (cents)	44.73	31.71	41.1%
RASK (cents)	39.43	28.48	38.5%
PRASK (cents)	35.93	24.69	45.5%
CASK (cents)	37.33	30.65	21.8%
CASK ex-fuel (cents)	20.91	21.14	-1.1%
Fuel cost per liter	5.37	3.05	75.8%
Break-even load factor (%)	76.1%	83.8%	-7.8 p.p.
Average exchange rate	5.13	5.33	-3.7%
End of period exchange rate	5.41	5.44	-0.6%
Inflation (IPCA/LTM)	7.17%	10.25%	-3.1 p.p.
WTI (average per barrel, US$)	97.49	64.92	50.2%
Heating oil (US$)	355.04	196.00	81.1%

¹ Operating results were adjusted for non-recurring items.

15

Third Quarter Results 2022

R$ cents¹	9M22	9M21	% Δ
Operating revenues per ASK
Passenger revenues	35.93	24.69	45.5%
Cargo revenues and other	3.50	3.79	-7.7%
Operating revenue (RASK)	39.43	28.48	38.5%
Operating expenses per ASK¹
Aircraft fuel	16.42	9.51	72.7%
Salaries and benefits	4.94	5.84	-15.5%
Depreciation and amortization	5.22	4.75	9.8%
Airport fees	2.27	2.17	4.3%
Traffic and customer servicing	1.56	1.24	25.8%
Sales and marketing	1.65	1.13	46.7%
Materials and repairs	1.51	1.73	-12.8%
Other operating expenses	3.77	4.29	-12.0%
Total operating expenses (CASK)	37.33	30.65	21.8%
Operating income per ASK (RASK/CASK)	2.10	(2.18)	n.a.

¹ Operating results were adjusted for non-recurring items.

16

Third Quarter Results 2022

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

17

Third Quarter Results 2022

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

18

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 10, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer